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SEC Mail Processing Section MAR 12 2018 Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BDA Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 2901
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Pullano, CFO (212) 265-5300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei Wei & Co. LLP
(Name - if individual, state last, first, middle name)

133-10 39th Ave. (Address) Flushing (City) New York (State) 11354 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMB

OATH OR AFFIRMATION

I, William R. Pullano, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BDA Advisors Inc., (Company), as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William R. Pullano, Chief Financial Officer

Sworn and subscribed to before me this 22 day of FEBRUARY, 2018

LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4852947
Qualified in New York County
Commission Expires Feb. 18, 2022

Notary Public

2/22/18

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) Report of Independent Registered Public Accounting Firm.
(x) (b) Balance Sheet.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Shareholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)
( ) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
( ) (k) A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
(x) (l) An Oath or Affirmation.
(x) Report of Independent Registered Public Accounting Firm on applying Agreed-Upon Procedures.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (not applicable)
(x) (o) Review report on management's assertion letter regarding (k)(2)(i) exemption.
(x) (p) Management's assertion letter regarding (k)(2)(i) exemption.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of BDA Advisors Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BDA Advisors Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BDA Advisors Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basic for Opinion

These financial statements are the responsibility of BDA Advisors Inc.'s management. Our responsibility is to express an opinion on BDA Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BDA Advisors Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BDA Advisors Inc.'s financial

statements. The supplemental information is the responsibility of BDA Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wei Wei & Co. LLP

We have served as BDA Advisors Inc.'s auditor since 2015.
Flushing, NY
February 22, 2018

BDA ADVISORS INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

Cash	$ 1,003,584
Receivables	52,863
Total Assets	$ 1,056,447

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 682,205
Provision for bonus	110,000
Total Liabilities	792,205
Contingencies	-
Common stock, no par value	60,000
Retained earnings	204,242
Total Shareholder's Equity	264,242
Total Liabilities and Shareholder's Equity	$ 1,056,447

See accompanying notes to the financial statements.

BDA ADVISORS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue	$1,341,010
Expenses	
Salaries & benefits	419,127
Rent	84,000
Fees paid to other broker-dealers	70,000
Professional & consulting fees	27,561
Allocated expenses to related parties	651,490
Office expenses	3,903
Regulatory fees	7,541
	1,263,622
Bad debt recovery	(3,786)
Total Expenses	1,259,836
Income before income taxes	81,174
Income taxes	19,088
Net Income	$ 62,086

See accompanying notes to the financial statements.

BDA ADVISORS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities:		
Net Income	$	62,086
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in receivables		(2,863)
Increase in accounts payable and accrued expenses		453,351
(Decrease) in provision for bonus		(100,000)
Decrease in prepaid taxes		7,000
Net Cash Provided By Operating Activities		419,574
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		-
Net Increase In Cash		419,574
Cash at beginning of the year		584,010
Cash at end of the year	$	1,003,584
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	2,088
Cash paid for interest	$	-

See accompanying notes to the financial statements.

BDA ADVISORS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2017	$ 60,000	$ 142,156	$ 202,156
Net Income	-	62,086	62,086
Balance, December 31, 2017	$ 60,000	$ 204,242	$ 264,242

See accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BDA Advisors Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has 200 shares authorized and 20 shares issued and outstanding.

The Company is engaged in mergers and acquisitions ("M&A") advisory services, and is licensed to do private placements. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting.

Revenue Recognition

The Company earns revenues through various services it provides to its clients, which includes customary M&A and investment banking services. M&A transaction fees and expenses are recorded on an accrual basis based on the closing date of the transaction. Other advisory fees are recorded on a contractual basis with the fee amount and timing or conditions stipulated in the contract. Such fees are recognized according to the terms of the contract, typically either during the period the service is provided or when the conditions of the fee are met.

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2017, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables

Receivables are stated at cost, net of allowance for doubtful accounts if required. The Company reviews the accounts receivable periodically to assess collectability of the outstanding balances. The Company records an allowance for doubtful accounts when a client fails to make required payments and there is doubt about the collectability of individual balances. As of December 31, 2017, there was no bad debt allowance.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $211,379, which was $158,565 in excess of its required minimum capital requirement.

4. INCOME TAXES

The Company is a C corporation and files federal Form 1120 U.S. Corporation Income Tax Return, NYS CT-4 General Business Corporation Franchise Tax Return, and New York City Corporation Tax Return. The Company recorded Federal, NYS and NYC income tax expense of $19,088 in 2017.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Currently, the 2014, 2015, and 2016 tax years are open and subject to examination by the taxing authorities. The Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

5. RELATED PARY TRANSACTIONS

Expense Sharing Agreement

The Company extended its expense agreement as of January 1, 2018 with BDA Partners Inc. ("Affiliate"). Affiliate will continue to pay for the following expenses (salaries, benefits, IT, information and telecom, equipment, office supplies, travel and entertainment, furnishings, leasehold improvements, postage and delivery) on behalf of the Company. The value of these expenses cannot be easily determined.

5. RELATED PARY TRANSACTIONS (CONTINUED)

The expense agreement will be continuous until amended in writing by either party at their sole discretion.

The expenses paid by the Affiliate will be billed directly to the Affiliate by the vendor or other party and any contracts or leases will be between the Affiliate and the vendor or other party. The Company has no obligation, directly or indirectly, to reimburse or otherwise compensate the Affiliate for paying these expenses.

From time to time, the Company receives client expense reimbursements and employee payroll withholdings related to benefits that were originally paid by the Affiliate. The Company reimburses the Affiliate for such balances in a periodic settlement. During the year ended December 31, 2017, the Company received client expense reimbursements of $87,269 and employee payroll withholdings related to benefits that were originally paid by the Affiliate of $3,066. The amounts were sent to the Affiliate during the year ended December 31, 2017.

As of December 31, 2017, there was an amount receivable from the Affiliate of $2,863 due to an overpayment in 2017, which has been included in accounts receivable on the balance sheet.

Lease Agreement

The Company also entered into a month to month lease agreement with the Affiliate on October 1, 2013, which the Company will pay rent to the Affiliate of $7,000 per month. Rent expense was $84,000 for the year ended December 31, 2017.

Consulting Arrangements with Related Parties

The Company has a consulting agreement with BDA Partners Ltd., its Hong Kong based Parent.

The Parent, in connection with its subsidiaries, will perform work in Asia and Europe, from time to time, in connection with the Company's M&A engagements. A fee is paid to the Parent by the Company in relation to the volume of work performed by the Parent and subsidiaries, and the global profitability of the BDA group of companies, as determined each year. The fees, if any, are included in the income statement as part of related party expenses.

The Company performs M&A advisory work in the United States, from time to time, in connection with the Parent's M&A engagements. A fee is paid to the Company from the Parent in relation to the volume of work performed by the Company and the BDA group

5. RELATED PARY TRANSACTIONS (CONTINUED)

of companies, as determined each year. The M&A advisory revenue, if any, is included in the income statement as part of revenue. The Company did not receive any fees from the Parent or its subsidiaries during the year ended December 31, 2017.

During the year ended December 31, 2017, the Parent, in connection with its subsidiaries, provided services to the Company of $651,490, which has been included in expenses. As of December 31, 2017, the payable to the Parent was $651,490, which has been included in accounts payable and accrued expenses on the balance sheet.

6. CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. The amount in excess of insured limits as of December 31, 2017 was approximately $753,000.

7. FAIR VALUE MEASUREMENTS

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities.

As of December 31, 2017, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, accounts receivable, accounts payable, and accrued liabilities, approximate fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the years ended December 31, 2017.

8. RETIREMENT PLAN

The Company offers a defined contribution qualified 401(k) plan for eligible employees, who have attained a minimum of six months of service and who are at least 21 years of age. Employees may contribute to the plan an amount ranging from 1% to 92% of their compensation with a maximum of $18,000 for 2017. Participants who will have reached the age of 50 before the close of the plan year are eligible to make up to $6,000 of additional

contributions. The Company provides a matching contribution of 100% of the first 3% of employee contributions for the year, plus 50% of employee deferrals that exceed 3% but do not exceed 5% of total compensation for the year. Employee contributions and Company matching contributions are invested at the direction of the employee into one or more of the plan's investment funds. The Company's total matching contributions were $8,309 for the year ended December 31, 2017.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2018, the date on which these statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

BDA ADVISORS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:		
Total stockholder's equity	$	264,242
Deductions and/or charges:		
Non-allowable assets:		
Receivables		(52,863)
Net capital before haircuts on securities positions		211,379
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	211,379
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses including bonus provision	$	792,205
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required based on AI (6-2/3% of aggregate indebtedness)	$	52,814
Minimum net capital required	$	5,000
Excess net capital	$	158,565
Net capital less greater of 10% of total AI or 120% of min. net capital	$	132,159
Percentage of aggregate indebtedness to net capital is		375%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017

See report of independent registered public accounting firm.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and
Stockholder of BDA Advisors Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by BDA Advisors Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of BDA Advisors Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating BDA Advisors Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BDA Advisors Inc.'s management is responsible for BDA Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

WEI WEI & CO., LLP

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wei Wei & Co. LLP

Flushing, New York
February 22, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*****404*****************ALL FOR AADC 100
69049 FINRA DEC
BDA ADVISORS INC
1270 AVENUE OF THE AMERICAS STE 2901
NEW YORK, NY 10020-0023

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2012

B. Less payment made with SIPC-6 filed (exclude interest) (855)
July 19, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,157

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1462.50

H. Overpayment carried forward $(305.50)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BDA Advisors Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of February, 20 18.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

:em No.

a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,341,010

b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

d. SIPC Net Operating Revenues $ 1,341,010

e. General Assessment @ .0015 $ 2,012 -

(to page 1, line 2.A.)

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

- MAIN OFFICE
  133-10 39TH AVENUE
  FLUSHING, NY 11354
  TEL. (718) 445-6308
  FAX. (718) 445-6760
- CALIFORNIA OFFICE
  36 W BAY STATE STREET
  ALHAMBRA, CA 91801
  TEL. (626) 282-1630
  FAX. (626) 282-9726
- BEIJING OFFICE
  SUITE 2503
  CHINA WORLD OFFICE 2
  1 JIANGUOMENWAI AVENUE
  BEIJING 100004, PRC
  TEL. (86 10) 65355871
  FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of BDA Advisors Inc.

We have reviewed management's statements, included in the accompanying Exemption Form SEC Rule 15c3-3, in which (1) BDA Advisors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BDA Advisors Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) BDA Advisors Inc. stated that BDA Advisors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. BDA Advisors Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDA Advisors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
February 22, 2018

B|D|A

Assertions Regarding Exemption Provisions

We, as members of management of BDA Advisors Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements require a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is a review report prepared by an independent registered public accounting firm based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

BDA Advisors Inc.

By: ______________________

William R. Pullano, Chief Financial Officer

February 22, 2018

1270 Avenue of the Americas, Suite 2901, New York NY 10020
Tel: 212 265 5300 | Fax: 212 265 4300